UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

                             (Amendment No. 13)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                            Apco Argentina Inc.
     -----------------------------------------------------------------
                              (Name of Issuer)


                 Ordinary Shares, par value $.01 per share
  ----------------------------------------------------------------------
                      (Title of Class and Securities)


                                037489101000
  ----------------------------------------------------------------------
                               (CUSIP Number)


                            William G. von Glahn
                        The Williams Companies, Inc.
                            One Williams Center
                           Tulsa, Oklahoma 74172
                               (918) 573-2000
  ----------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                             December 28, 2001
  ----------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)



     If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following [ ]

     Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.





CUSIP No. 037489 10

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1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         The Williams Companies, Inc.
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  (  )
                                                         (b)  (X )
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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS

         00
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                  (  )

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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            NUMBER OF           7.       SOLE VOTING POWER
             SHARES                           - 0 -
          BENEFICIALLY          --------------------------------------
            OWNED BY            8.       SHARED VOTING POWER
              EACH                            5,075,398
            REPORTING           --------------------------------------
             PERSON             9.       SOLE DISPOSITIVE POWER
              WITH                            - 0 -
                                --------------------------------------
                                10.      SHARED DISPOSITIVE POWER
                                              5,075,398

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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            5,075,398
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES                                               ( )
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                         68.96%
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14.      TYPE OF REPORTING PERSON
         OO
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CUSIP No. 03748910                                        13D
----------------------------------------------------------------------


         This statement amends and supplements the Statement on Schedule 13D dated October 23, 1987, as amended, (collectively, the "Schedule 13D"), filed with the Securities and Exchange Commission by The Williams Companies, Inc., a Delaware corporation ("Williams"), in connection with its ownership of ordinary shares, par value $.01 per share (the "Apco Ordinary Shares"), of Apco Argentina Inc., a Cayman Islands corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.


ITEM 4.  PURPOSE OF TRANSACTION.
         ---------------------

         Item 4 is hereby amended in the following respect:

         As previously disclosed in the Company's Form 8-K dated December 28, 2001, the Company, Apco Delaware, Inc., a Delaware corporation and a wholly-owned direct subsidiary of the Company and Globex Energy, Inc., a Delaware corporation ("Globex"), mutually terminated the Agreement and Plan of Merger, dated April 5, 2001 (the "Merger Agreement"). As a result of the termination of the Merger Agreement, the Shareholders Agreement between Williams Global Energy (Cayman) Limited, a Delaware corporation("Williams Global") and certain shareholders of Globex was never executed and the Voting and Lock-Up Agreement between Globex and Williams Global was terminated according to its terms.

         A copy of the Termination Agreement is attached hereto as Exhibit
13.1 and is incorporated herein by reference.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is hereby further amended and supplemented by incorporating the response contained in Item 4 of this Amendment.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended in the following respect:

13-1 Termination Agreement, dated as of December 28, 2001, by and among the Company, Apco Delaware, Inc., a Delaware corporation, and Globex.



                                 SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 21, 2002

                                     THE WILLIAMS COMPANIES, INC.


                                     By:   /s/ Suzanne H. Costin
                                           -----------------------------
                                           Name:  Suzanne H. Costin
                                           Title: Corporate Secretary





                               Exhibit Index


13-1 Termination Agreement, dated as of December 28, 2001, by and among the Company, Apco Delaware, Inc., a Delaware corporation, and Globex.